Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 22, 2009

Relating to Preliminary Prospectus Supplement dated September 17, 2009

Registration Statement No. 333-154941

Issuer Free Writing Prospectus

filed by Palm, Inc.

Total common stock offered by us	20,000,000 shares (excluding over-allotment option)

Common stock to be outstanding immediately after the offering	162,329,477 shares (excluding over-allotment option), based on 142,329,477 shares outstanding as of August 28, 2009

Public offering price	$16.25 per share

Over-allotment option	We have granted the underwriters the option to purchase up to 3,000,000 additional shares of our common stock to cover over-allotments.

Participation by Elevation and Affiliates	At Palm’s request, the underwriters have reserved for sale, at the public offering price, an aggregate of $35 million of the shares offered for Elevation Partners, L.P. and Elevation Employee Side Fund, LLC and $2 million of the shares offered for Roger B. McNamee, a representative of Elevation on Palm’s board of directors.

Net proceeds to us	Approximately $313,140,000 (approximately $359,940,000 if the over-allotment option is exercised in full) net of underwriting discounts and commissions and estimated offering expenses

Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are the joint-book running managers for this offering. RBC Capital Markets is co-manager.

Palm, Inc. has filed a registration statement (including a prospectus supplement and accompanying prospectus and documents incorporated by reference therein) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus, the documents incorporated by reference therein and other documents Palm, Inc. has filed for more complete information about Palm, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Palm, Inc., any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co., Prospectus Department, 85 Broad Street, New York, NY 10004, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com, or by calling J.P. Morgan Securities Inc. toll free at 1-866-430-0686.